Exhibit 21.1

Subsidiaries of Goldsands Development Company
as of December 31, 2010

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business
Constitution Mining Argentina SA	Argentina	Constitution Mining Argentina SA

Bacon Hill Invest Inc.	Panama	Bacon Hill Invest Inc.